UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Anacor Pharmaceuticals, Inc.

File No. 333-169322 - CF#25735

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Anacor Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 10, 2010, as amended.

Based on representations by **Anacor Pharmaceuticals, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29	through September 10, 2013
Exhibit 10.30	through September 10, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director